UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 16, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

iRobot Corporation

File No. 000-51598 - CF# 24965

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        iRobot Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a 10-Q filed on August 1, 2007.

        Based on representations by iRobot Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.3   through March 23, 2013

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                                Kathleen Krebs
                                Special Counsel